HSBC

May 2017
Free Writing Prospectus
Registration Statement No. 333-202524
Dated May 16, 2017
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Trigger PLUS Based on a Basket of Five Common Equity Securities due May 22, 2020
Trigger Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The Trigger PLUS are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), offer the opportunity to earn a return based on the performance of an equally weighted basket (the "basket") consisting of the common equity securities of Amazon.com Inc., International Business Machines Corporation, Intel Corporation, NVIDIA Corporation and Xilinx, Inc. Unlike ordinary debt securities, the Trigger PLUS will not pay interest and do not guarantee any return of principal at maturity. At maturity, if the value of the basket has appreciated, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the basket, subject to the maximum payment at maturity. However, at maturity, if the value of the basket does not change or has depreciated, and (i) if the value of the basket is greater than or equal to the specified trigger value, investors will receive the stated principal amount of their investment, or (ii) if the value of the basket is less than the specified trigger value, the investor will lose 1% for every 1% decline in the basket from the pricing date to the valuation date. The Trigger PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the basket, and the limited protection against loss but only if the final value is not less than the trigger value. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS. Any payment on the Trigger PLUS is subject to the credit risk of HSBC.**

SUMMARY TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	May 22, 2020, subject to adjustment as described in the section "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the Stock-Linked Underlying Supplement.
Reference asset:	An equally weighted basket consisting the common equity securities of five companies (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component price*
Amazon.com Inc. ("AMZN")	AMZN	1/5	
International Business Machines Corporation ("IBM")	IBM	1/5	
Intel Corporation ("INTC")	INTC	1/5	
NVIDIA Corporation ("NVDA")	NVDA	1/5	
Xilinx, Inc. ("XLNX")	XLNX	1/5	

*The initial component price for each basket component will be its official closing price on the pricing date.

Aggregate principal amount:	$
Payment at maturity:	• If the final value is *greater than* the initial value: 　$10 + the leveraged upside payment 　*In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final value is *less than or equal to* the initial value but *greater than or equal to* the trigger value: 　$10